UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Continental Resources Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

  212015 10 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐             Rule 13d-1(b)
☐             Rule 13d-1(c)
☒            Rule 13d-1(d)

CUSIP No. 212015 10 1	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Bert H. Mackie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,395,002
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 29,395,002
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,395,002
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 7.9% (1)
12	TYPE OF REPORTING PERSON (See Instructions): IN

(1)
Based on 372,213,798 shares of common stock outstanding as of October 31, 2014, as reported in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 212015 10 1	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Continental Resources Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20 N. Broadway
Oklahoma City, Oklahoma 73102

Item 2(a).	Name of Person Filing:

Bert H. Mackie

Item 2(b).	Address of Principal Business Office or, if none, Residence:

302 North Independence
Enid, Oklahoma 73701

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number:

212015 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 212015 10 1	13G/A	Page 4 of 5 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Item 4.	Ownership.

(a)	Amount beneficially owned: 29,395,002

(b)	Percent of class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 29,395,002

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shares power to dispose or to direct the disposition of: 29,395,002

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [  ]  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares beneficially owned by Mr. Mackie are held by him as the co-trustee of two separate trusts for the benefit of children of Harold G. Hamm, the Chairman and Chief Executive Officer of the issuer, and the beneficiaries of these trusts have the right to receive dividends paid on, and proceeds from sale of, the shares beneficially owned. None of the individual beneficiaries of either trust has a right to dividends or proceeds representing more than 5% of the issuer’s shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 212015 10 1	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015	/s/ Bert H. Mackie, Trustee
Bert H. Mackie